[redacted]

09058378

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 32070 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHRISTIAN FINANCIAL SERVICES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Golden Circle #304
(No. and Street)

| Golden | Colorado | 80401 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Affleck Gilman Ross & Co., P. C.
(Name – *if individual, state last, first, middle name*)

| 495 Uinta Way, Suite 100 | Denver | Colorado | 80230 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 0 2009
THOMSON REUTERS

FEB 2 6 2009
Washington, DC
103

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Douglas Walter Brode, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Christian Financial Services LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Douglas Walter Brode
Signature

Managing Member
Title

Diana L. Braley
Notary Public

DIANA L. BRALEY
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires 08/04/2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CHRISTIAN FINANCIAL SERVICES LLC**

**AUDITED FINANCIAL STATEMENTS**

**DECEMBER 31, 2008**

AFFLECK GILMAN ROSS & CO., P.C.
*Certified Public Accountants*

# CHRISTIAN FINANCIAL SERVICES LLC

## CONTENTS

AFFLECK GILMAN ROSS & CO., P.C.
*Certified Public Accountants*

Julie K. Affleck, CPA
Richard L. Gilman, CPA
Jennifer M. Ross, CPA

## INDEPENDENT AUDITORS' REPORT

Christian Financial Services LLC
Golden, Colorado

We have audited the accompanying statements of financial condition of Christian Financial Services LLC (the Company) as of December 31, 2008 and 2007, and the related statements of operations and member's equity, and statements of cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Christian Financial Services LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conduted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Affleck Gilman Ross & Co., P.C.

AFFLECK GILMAN ROSS & CO., P.C.
Certified Public Accountants

Denver, Colorado
February 16, 2009

495 Uinta Way, Suite 100 • Denver, Colorado 80230 • 303-261-1016 • FAX 303-261-1013 • 2mycpa@affleckgilman.com

## CHRISTIAN FINANCIAL SERVICES LLC

## STATEMENTS OF FINANCIAL CONDITION

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| ASSETS | | |
| Cash | $ 22,077 | $ 11,228 |
| Accounts receivable | 4,930 | 2,560 |
| Prepaid expense | 2,295 | 2,185 |
| Property and equipment, at cost, net of accumulated depreciation of $2,448 in 2008 and 2007 | 0 | 0 |
| TOTAL ASSETS | $ 29,302 | $ 15,973 |
| MEMBER'S EQUITY | $ 29,302 | $ 15,973 |

The accompanying notes are an integral part of these financial statements.

CHRISTIAN FINANCIAL SERVICES LLC

STATEMENTS OF OPERATIONS AND MEMBER'S EQUITY

| | Year Ended December 31, 2008 | Year Ended December 31, 2007 |
|---|---|---|
| INCOME | | |
| Dealer account income | $ 152,793 | $ 147,696 |
| Interest income | 2 | 11 |
| NYSE consolidation benefit | 0 | 35,000 |
| TOTAL INCOME | 152,795 | 182,707 |
| EXPENSES | | |
| Bank charges | 128 | 118 |
| Conventions | 0 | 195 |
| Entertainment | 0 | 270 |
| Miscellaneous | 250 | 0 |
| NASD fees | 184 | 313 |
| Office expense | 904 | 862 |
| Postage | 1,421 | 1,085 |
| Professional fees | 2,185 | 2,080 |
| Publications | 139 | 218 |
| Rent | 70 | 104 |
| Travel | 0 | 270 |
| TOTAL EXPENSES | 5,281 | 5,515 |
| NET INCOME | 147,514 | 177,192 |
| MEMBER'S EQUITY, BEGINNING OF YEAR | 15,973 | 22,755 |
| MEMBER'S WITHDRAWALS | (134,185) | (183,974) |
| MEMBER'S EQUITY, END OF YEAR | $ 29,302 | $ 15,973 |

The accompanying notes are an integral part of these financial statements.

# CHRISTIAN FINANCIAL SERVICES LLC

## STATEMENTS OF CASH FLOWS

| | Year Ended December 31, 2008 | Year Ended December 31, 2007 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | $ 147,514 | $ 177,192 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Decrease (increase) in operating assets: | | |
| Accounts receivable | (2,370) | 6,290 |
| Prepaid expense | (110) | (105) |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 145,034 | 183,377 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | 0 | 0 |
| NET CASH PROVIDED BY INVESTING ACTIVITIES | 0 | 0 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Member cash withdrawals | (134,185) | (183,974) |
| NET CASH USED BY FINANCING ACTIVITIES | (134,185) | (183,974) |
| NET INCREASE (DECREASE) IN CASH | 10,849 | (597) |
| CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR | 11,228 | 11,825 |
| CASH AND CASH EQUIVALENTS, END OF YEAR | $ 22,077 | $ 11,228 |

The accompanying notes are an integral part of these financial statements.

CHRISTIAN FINANCIAL SERVICES LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization:

The Company was organized as a Colorado limited liability company effective January 1, 2002 for the purpose of operating as a broker/dealer of investments and financial planner. The Company operates primarily in the Denver metropolitan area as an introducing broker under clearing agreements with other broker/dealers.

Securities Transactions:

Securities transactions and related commission revenue and expenses are recorded on a settlement date basis.

Regulatory Provisions:

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Accordingly, it is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 and 2007 the Company had net capital of $26,219 and $12,178, respectively, which was $21,219 in 2008 and $7,178 in 2007 in excess of its required net capital of $5,000. The Company's aggregate indebtedness was zero as of December 31, 2008 and 2007.

CHRISTIAN FINANCIAL SERVICES LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment:

Property and equipment are stated at cost and are depreciated using the straight line method over their estimated useful lives of five years. Maintenance and repairs are expensed as incurred. Expenditures which significantly increase asset values or extend useful lives are capitalized.

Liabilities Subordinated to Claims of General Creditors:

During the years ended December 31, 2008 and 2007, and as of December 31, 2008, the Company had no liabilities subordinated to the claims of general creditors.

Income Taxes:

No tax liability is reported on the financial statements because the Company is a one member limited liability company. Accordingly, Company earnings and losses are included in the personal income tax return of the owner.

Use of Estimates in the Preparation of Financial Statements:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statements of Cash Flows:

For purposes of the Statements of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

CHRISTIAN FINANCIAL SERVICES LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE 2: ACCOUNTS RECEIVABLE

Accounts receivable represent commissions on the sale of mutual funds due from other broker/dealers. No provision for doubtful accounts has been made because all accounts are considered to be collectible.

NOTE 3: RELATED PARTY TRANSACTIONS

The Company operates from the personal residence of its owner. No charges for occupancy expenses have been reflected in the financial statements.

CHRISTIAN FINANCIAL SERVICES LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| NET CAPITAL | | |
| Total member's equity qualified for net capital | $ 29,302 | $ 15,973 |
| Deductions of non-allowable assets: | | |
| Accounts receivable - Rule 12b-1 fees | (788) | (1,610) |
| Prepaid expense | (2,295) | (2,185) |
| NET CAPITAL | $ 26,219 | $ 12,178 |
| AGGREGATE INDEBTEDNESS | | |
| Items included in statement of financial condition | $ 0 | $ 0 |
| COMPUTATION OF BASIS NET CAPITAL REQUIREMENT | | |
| Minimum net capital required | $ 5,000 | $ 5,000 |
| Excess net capital at 1500% | $ 21,219 | $ 7,178 |
| Excess net capital at 1000% | $ 26,219 | $ 12,178 |
| Ratio aggregate indebtedness to net capital | N/A | N/A |

CHRISTIAN FINANCIAL SERVICES LLC

SCHEDULE I (CONTINUED)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part IIA of Form X-17a-5 as of December 31, 2008 and 2007) | | |
| Net capital, as reported in Part IIA of Company's unaudited FOCUS report | $ 24,792 | $ 11,428 |
| Difference in non-allowable assets | (1,083) | (1,795) |
| Net audit adjustments | 2,510 | 2,545 |
| Net capital per above | $ 26,219 | $ 12,178 |
| Aggregate indebtedness, as reported in Part IIA of Company's unaudited FOCUS report | $ 0 | $ 0 |
| Aggregate indebtedness per above | $ 0 | $ 0 |

## CHRISTIAN FINANCIAL SERVICES LLC

## SCHEDULE II

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

**December 31, 2008**

The firm operates pursuant to the (k)(2)(ii) exemption provision of The Securities and Exchange Commission Rule 15c3-3 of the customer protection rules and does not hold customer funds or securities. Therefore, there were no reserve requirements.

CHRISTIAN FINANCIAL SERVICES LLC

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

The firm operates pursuant to the (k)(2)(ii) exemption provision of The Securities and Exchange Commission Rule 15c3-3 of the customer protection rules and does not hold customer funds or securities. Therefore, there were no possession or control requirements.

AFFLECK GILMAN ROSS & CO., P.C.
*Certified Public Accountants*

Julie K. Affleck, CPA
Richard L. Gilman, CPA
Jennifer M. Ross, CPA

## INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Christian Financial Services LLC
Golden, Colorado

In planning and performing our audits of the financial statements and supplemental schedules of Christian Financial Services LLC (the Company), as of and for the years ended December 31, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



495 Uinta Way, Suite 100 • Denver, Colorado 80230 • 303-261-1016 • FAX 303-261-1013 • 2mycpa@affleckgilman.com

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the owner, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Affleck Gilman Ross & Co., P.C.

AFFLECK GILMAN ROSS & CO., P.C.
Certified Public Accountants

Denver, Colorado
February 16, 2009



END